[redacted]

11021409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 7 2011
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DRO-WST Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street 19th Floor
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-291;0560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 3100 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Westcott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DRO/WST Trading, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark Westcott
Signature

Managing Member
Title

Gina Garcia
Notary Public

OFFICIAL SEAL NOTARY PUBLIC STATE OF ILLINOIS GINA GARCIA MY COMMISSION EXPIRES MAY 12, 2014

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRO-WST Trading, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Report of Independent Auditor

December 31, 2010

DRO-WST TRADING, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2010

Page(s)

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Report of Independent Auditors

To the Member of DRO-WST TRADING, LLC:

We have audited the accompanying statement of financial condition of DRO-WST TRADING, LLC (the "Company") as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 23, 2011

DRO-WST TRADING, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2010

Assets		
Cash and cash equivalents	$	956,947
Marketable securities		21,845,136
Accrued receivable		20,000
Fixed assets net of depreciation		13,828
Investments		67,437
Investment in preferred stock		50,000
Total assets	$	22,953,348
Liabilities		
Due to clearing firm	$	11,020,191
Securities sold, not yet purchased		8,292,946
Accrued expenses		40,144
Total liabilities		19,353,281
Member's equity		3,600,067
Total liabilities and member's equity	$	22,953,348

The accompanying notes are an integral part of these financial statements.

DRO-WST TRADING, LLC
(An Illinois Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2010

Revenues		
Principal transaction trading	$	1,282,741
Interest and dividend income		42,410
Other income		486,036
Total Revenues		1,811,187
Expenses		
Compensation and benefits		233,075
Legal and professional		123,019
Technology and information expense		183,894
Trading permits and seat lease expense		65,964
Occupancy rents		34,121
Interest expense		271,017
Other operational expenses		106,703
Depreciation		6,436
Total expenses		1,024,229
Net income from operations	$	786,958

The accompanying notes are an integral part of these financial statements.

DRO-WST TRADING, LLC

(An Illinois Limited Liability Company)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2010

Member's equity at January 1, 2010	$	4,228,283
Capital contributions		(1,415,174)
Net loss from operations		786,958
Member's equity at December 31, 2010	$	3,600,067

The accompanying notes are an integral part of these financial statements.

DRO-WST TRADING, LLC
(An Illinois Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income from operations	$	768,958
Add back depreciation for non cash items		6,436
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in marketable securities		67,725,880
Decrease in due to clearing firm		41,149,416
Decrease in short options at fair value		(108,717,382)
Decrease in receivables		22,690
Decrease in accrued liabilities		(18,167)
Net cash used in operating activities		955,831
Cash flows from investing activities:		
Purchase of fixed assets		(7,945)
Increase in other assets		(38,910)
Net cash used in investing activities		(46,855)
Cash flows from financing activities:		
Capital withdraws		(1,415,174)
Net cash provided by financing activities		(1,415,174)
Net increase in cash and cash equivalents		(506,198
Cash and cash equivalents, beginning of the year		1,463,145
Cash and cash equivalents, end of the year	$	956,957
Interest paid	$	271,017

The accompanying notes are an integral part of these financial statements.

DRO-WST TRADING, LLC
(An Illinois Limited Liability Company)
Notes to Financial Statements
For the Year Ended December 31, 2010

1. Organization

DRO-WST TRADING, LLC (The "Company") was organized under the Illinois Limited Liability Company Act on June 4, 2002. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. DRO-WST TRADING, LLC is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

2. Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in United States of America. The following is a summary of significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

Revenue Recognition
In the normal course of business, the Company enters into transactions in exchange traded futures and broad based indexes and securities and options thereon. Regulated futures contracts and securities transactions and options thereon, together with related revenues and expenses, are recorded on trade date. Futures contracts, securities and options owned are reflected at market value with resulting unrealized gains and losses reflected in the statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

FASB Accounting Standard Updates
In 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("ASC" or "Codification") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"). This statement was effective for the Company in 2009. Upon effect, the Codification became the source of authoritative US GAAP recognized by the FASB and the Company's notes to the financial statements no longer made reference to the Statement of Financial Accounting Standards ("SFAS") or other US GAAP pronouncements. The adoption of the Codification had no impact on the Company's financial condition and results of operations.

In February 2010, the FASB issued Accounting Standard Update 2010-09 ("ASU"), which contains amendments to certain recognition and disclosure requirements of ASC 855, Subsequent Events. The ASU amends ASC 855 to indicate that the period through which subsequent events are evaluated is based

on whether an entity is (1) an SEC filer or a conduit debt obligor or (2) another entity. If an entity is either an SEC filer or a conduit debt obligor, the ASU requires it to evaluate subsequent events through the date on which the financial statements are issued. All other entities are required to evaluate subsequent events through the date their financial statements are available to be issued. This evaluation may require significant judgment, and an entity's determination is an accounting policy election, that, once made, should be applied consistently. This statement is effective for the Company in 2010.

Income Taxes
No provision has been made in the accompanying financial statements for federal or state income taxes. Each member is responsible for reporting their share of the income or loss for tax purposes.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2010.

3. Clearing Agreement

The Company has a joint back office (JBO) clearing agreement with Merrill Lynch Pro Clearing Corp. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 50,000 in a preferred interest in Merrill Lynch Clearing, Corp. The Company's interest in Merrill Lynch Pro is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $1 million in Merrill Lynch exclusive of the preferred stock value of $50,000.

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value:		**Level 1**
Marketable Securities at fair value	$	2,441,795
Options, at fair value		19,403,341
Open trade equity		
Total at fair value	$	21,845,136

Liabilities at Fair Value:		**Level 1**
Due to clearing firm	$	11,020,191
Securities sold, net yet purchased at fair value		8,292,945
Total at fair value	$	19,313,036

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2010, the Company had net capital of $2,764,704, which was $2,664,704 in excess of its required net capital.

6. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Derivatives used for economic hedging purposes include futures and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

ASC 815, Accounting for Derivative Instruments and Hedging Activities, requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. ASC 815 also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Options Clearing Corporation (the "OCC") and the Chicago Mercantile Exchange (the "CME") act as the counterparties of the specific transactions and, therefore, bear the risk of delivery to and from the counterparties.

The Company does not apply hedge accounting as defined in ASC 815, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in the statement of income.

Fair value of options contracts are recorded in marketable securities or short options at fair value, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

7. Financial Instruments Held or Issued for Trading Purposes

Derivative financial instruments used for trading purposes including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded instruments, principally futures and certain options, are based on quoted market prices. The Company trades in exchange-traded equity indexes and index options. Unrealized gains or losses on these derivatives are recognized currently in the statement of income as principal trading income. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Securities, futures and options trading income, net of commissions	$ 1,282,741

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2010, and the average market or fair value calculated based upon month-end amounts, during the year for those instruments:

	Asset FMV	Liability FMV	Asset Average FMV	Liability Average FMV
Marketable securities	$2,441,795	$3,929,526	$18,366,431	$47,326,715
Options	19,403,341	4,363,419	37,341,644	15,324,921
		-		-

8. Due to Clearing Firm

The amount due to clearing firm is primarily from the purchase of stock and options. The Company clears all transactions through Merrill Lynch Pro, pursuant to a clearing agreement.

At December 31, 2010, substantially all assets of the Company are deposited with the clearing firm.

9. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

10. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

12. Preferred Stock

The Company owns preferred stock in Merrill Lynch Pro. The stock is unmarketable and is carried at cost, which is its approximate fair value.

13. Related Party

The Company is a wholly-owned subsidiary of Nico Holdings, which is a proprietary trading firm that

14. Subsequent Events

Management has evaluated subsequent events through February 23, 2011, the date the financial statements were issued. There were no subsequent events.

DRO-WST TRADING, LLC

(An Illinois Limited Liability Company)

Computation of Net Capital
Pursuant to Uniform Net Capital Rule 51c3-1
December 31, 2010

Schedule I

Net capital			
Member's capital qualified for net capital			3,600,067
Less:			
Non-allowable assets			(151,265)
Charges against futures accounts			(6,750)
Haircuts			(677,345)
Net capital		$	2,764,704
Total aggregate indebtedness		$	40,144
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness)	(a)	$	2,677
Minimum dollar net capital requirement	(b)	$	100,000
Net capital requirement (greater of (a) or (b))		$	100,000
Excess net capital (net capital, less net capital requirement)		$	2,664,704
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$	2,660,690
Ratio: Aggregate indebtedness to net capital			1.452% to 1

The above information is in agreement in all material respects with the unaudited Focus Report, PartIIA, filed by Dro-WST Trading, LLC on January 25, 2011.

The accompanying notes are an integral part of these financial statements

DRO-WST TRADING, LLC

(an Illinois Limited Liability Company)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2010 **Schedule II**

DRO-WST TRADING, LLC is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure

To the Members of DRO-WST TRADING, LLC:

In planning and performing our audit of the financial statements of DRO-WST TRADING, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert Cooper and Company CPA's P.C.
Chicago, Illinois

February 23, 2011

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2010

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Mark Westcott
Managing Member

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on SIPC

To the Member of DRO-WST TRADING LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2010, which were agreed to by DRO-WST TRADING, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating DRO-WST TRADING, LLC's compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). DRO-WST TRADING, LLC's management is responsible for DRO-WST TRADING, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amount reported in Form SIPC-7, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA's P.C.
Chicago, Illinois

February 23, 2011